Richard A. Krantz

1055 Washington Boulevard
9th Floor
Stamford, CT 06901-2249
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts
June 26, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: John Stikel

Re:	UFood Restaurant Group, Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) Filed May 1, 2009 File No. 333-158940
Dear Mr. Stikel:
This correspondence is in response to your letter to George Naddaff, dated May 27, 2009 regarding the Registration Statement. The responses set forth below correspond to the numbered paragraphs of your comment letter.
1. On March 19 and April 20, 2009, the Company sold an aggregate of $5,874,000 of its Senior Secured Convertible Debentures (the “Debentures”) in a private offering. The Debentures are convertible into 45,184,615 shares of common stock of the Company at the rate of $0.13 per share. The initial closing of the sale of Debentures took place on March 19, 2009, when the market price of the common shares was $0.12 per share. The subsequent delayed closing took place on April 20, 2009. On that date, the market price per share of common stock was $0.22, but the Debentures were identical to those issued earlier with a conversion price of $0.13 per share. As of March 19, 2009 (the date on which the terms of the Debentures were determined), the market value of the common stock into which all of the Debentures are convertible was $5,422,154.
In conjunction with the sale of the Debentures, the Company also sold detachable warrants to purchase an aggregate of 22,592,308 shares of common stock. Those warrants are exercisable at a price of $0.14 per share of common stock.

June 26, 2009

2. The total amount of payments made or may be required to make in connection with this Private Placement is as follows:

		TOTAL
		PAYMENT
Placement Agent
Legal expenses	$50,000
Cash Expenses Allowance	176,220
Commission	587,400
Total cash paid to Placement Agent		$813,620

Legal Expenses		$100,000

Issuance of Warrants to Placement Agent
Total fair value of warrants		$1,045,071

Interest Payments		$1,409,760

TOTAL PAYMENTS		$3,368,451

Placement Agent Payments
In connection with the offering, the Company engaged a placement agent and agreed to pay the placement agent (i) a cash fee equal to 10% of the gross proceeds received by the Company; (ii) warrants to purchase 20% of the shares of the Company’s common stock underlying the Debentures issuable to Investors in the Offering at an exercise price equal to $0.1365, and exercisable for a period of 5 years; (iii) an expense allowance equal to 3% of the aggregate subscription amount of the securities sold in the offering; and (iv) $50,000 for its legal fees and expenses. For financial reporting purposes, the fair market value of the warrants has been determined by an independent third party.
Interest
The Debentures bear interest at a rate of 8% and are due three years from the date they are issued. Interest on the Debentures is payable on a quarterly basis. Subject to certain conditions, the Company has the right to pay interest on the Debentures in

June 26, 2009

either cash or shares of common stock,
or in a combination of cash and shares of common stock.
Liquidated Damages
If the Company fails for any reason to deliver certificates to the Investors upon conversion of the Debentures, the Company must pay, in cash, as liquidated damages and not as a penalty, for each $1,000 of principal amount being converted, $10 per trading day (increasing to $20 per trading day on the fifth (5th) trading day after such liquidated damages begin to accrue) for each trading day until the certificates are delivered.
If the Company fails for any reason to deliver certificates to the Investors upon exercise of the Warrants, the Company must pay, in cash, as liquidated damages and not as a penalty, for each $1,000 of warrant shares being exercised, $10 per trading day (increasing to $20 per trading day on the fifth (5th) trading day after such liquidated damages begin to accrue) for each trading day until the certificates are delivered.
3. On the date that the terms of the debentures were contractually agreed upon, the conversion price per common share ($0.13) represented a premium, and not a discount, to the market price of the common shares ($0.12).

Market price per share	$0.12
Conversion price per share	$0.13
Total shares underlying the convertible note	45,184,615
Market price of total shares	7,390,615
Total Conversion price of shares	5,874,000

Total premium over the market price	$1,516,615

Please note that a portion of the Debentures (representing 19,684,615 shares of common stock underlying the Debentures) was issued when the market price per share was $0.22. Since this was only a delayed closing of the original Debentures, the conversion price per share did not change.
4. On the date that the terms of the warrants accompanying the debentures were contractually agreed upon, the exercise price per common share ($0.14) represented a premium, and not a discount, to the market price of the common shares ($0.12).

June 26, 2009

Market price per share	$0.12
Exercise price per share	$0.14
Total shares underlying the warrants	22,592,308
Market price of total shares	3,695,308
Total Exercise price of shares	3,162,923
Total premium over the market price	$532,385
Please note that a portion of these warrants (representing 9,842,308 shares of common stock underlying the warrants) were issued when the market price per share was $0.22. Since this was only a delayed closing of the original Debentures and warrants, the exercise price per share did not change.
Warrant adjustment
If the Company (or any subsidiary), at any time while the warrants are outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or common stock equivalents entitling any person to acquire shares of common stock, at an effective price per share less than the then exercise price (such lower price, the “Base Share Price”), then, the exercise price of the warrants shall be reduced to equal the Base Share Price and the number of warrant shares issuable hereunder shall be increased such that the aggregate exercise price payable, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price prior to such adjustment.
5. The summary of the proceeds from this private placement is:

Gross Proceeds from the sale of Debentures	$5,874,000
Total payments made by the Company	$3,368,451

Net proceeds	$2,505,549

Possible total net proceeds as a result of the additional exercise of warrants	$5,668,472
The total payments made by the Company in connection with this transaction equaled 57.3% of the gross proceeds from the sale of Debentures (19.1% per year) before taking into account the proceeds from the exercise of the warrants included in this transaction. After including the proceeds from the exercise of all of the warrants, the

June 26, 2009

total payments made by the Company in this transaction equaled 37.3% of the gross proceeds from the sale of Debentures and the exercise of warrants (12.4% per year).
6.

			Outstanding
			shares prior to
			the transaction
			(except selling			Market
			shareholders,			price
			affiliates of the	Number of	% of the	per	Current
		Outstanding	company, or	shares	total issued	share	market
		shares prior	affiliates of the	subject to	and	(prior	price
	Date of the	to the	selling	the	outstanding	to the	per
	transaction	transaction	shareholders)	transaction	securities	transaction)	share
Series A	4/30/2004	4,235,355	2,142,710	1,576,039	73.6%
Series B	12/13/05	5,811,394	3,587,413	1,415,162	39.4%
Series C	12/28/06	7,226,556	4,809,557	719,441	15.0%
Reverse Merger, NP and Bridge	12/18/2007	19,000,983	15,712,439	9,800,181	62.4%	$1.40	$0.19
	12/21/2007	28,801,164	23,715,807	440,000	1.9%	$1.25	$0.19
	1/22/2008	29,241,164	24,130,807	863,000	3.6%	$1.20	$0.19
	2/6/2008	30,104,164	24,918,807	1,927,000	7.7%	$1.15	$0.19
	3/31/2008	32,031,164	26,430,807	1,991,000	7.5%	$1.20	$0.19
7.

Outstanding
shares
prior to the
transaction		Number of
(except selling	Number of	shares	Number of shares
shareholders,	shares	registered for	registered for
affiliates of the	registered for	resale	resale
company, or	resale	continued	on behalf of
affiliates of the	in prior	to be held	selling
selling	registration	by selling	shareholders in the
shareholders)	statements.	shareholders	current transaction
28,607,902	2,779,688	2,779,688	$1,972,356

June 26, 2009

8. In accordance with the Company’s current business plan, the Company will become cash flow positive during the fourth quarter of 2010. Therefore, the Company believes that it will generate sufficient funds to repay the outstanding debt and the Company intends to repay the outstanding debt.
To the best of the Company’s knowledge, none of the selling stockholders has an existing short position in the Company’s common stock.
9. The Company is not aware of any relationships that have existed in the past three years or are to be performed in the future between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), other than as set forth in the prospectus or as set forth in Paragraph 6 hereof. The Company is not aware of any agreements between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures, other than agreements with are included as exhibits to the prospectus.
10. The number of shares that the Company seeks to register in connection with the registration statement was determined as follows:
•	Investors purchased Debentures in the aggregate principal amount of $5,874,000, which convert, pursuant to their terms, into an aggregate of 45,184,615 shares of the Company’s common stock based upon a $0.13 conversion price per share;

•	The Debentures accrue interest at a rate of 8% per annum, payable quarterly, through their three year terms, which may be paid by the Company in shares of its common stock. Assuming that none of the Debentures is satisfied prior to the end of its term, interest in the aggregate amount of $1,409,760 will accrue and be payable by the Company. If paid in shares of common stock, the number of shares is determined by dividing the interest amount due by the closing bid price of the common stock on the trading day that is immediately prior to the applicable interest payment date. The Company cannot know what the price of its common stock will be on the applicable interest payment dates, so the Company has assumed, for the purpose of calculating the shares payable as interest under the Debentures, that

June 26, 2009

the fair market value will be $0.13 per share, the conversion rate applicable to the Debentures. If all interest is paid in shares of the Company’s common stock with a fair market value of $0.13, the Company will issue 10,844,308 shares of common stock;

•	Investors received warrants to purchase up to 22,592,308 shares of the Company’s common stock;

•	The Company issued 289,583 shares of common stock to certain investor relations firms, which shares have vested; and

•	The Company issued warrants to purchase 656,250 shares of its common to the investor relations firms, which shares have vested.

•	The sum of each of these amounts of common stock equals 79,567,064.
11. The Company has removed the reference to Securities Act Rule 416 in footnote (2) of the fee table.
12. The Company has revised the registration statement to clarify that only the Watertown, Massachusetts company-owned location offers nutritional products.
13. The Company has revised the risk factor as requested by the Commission.
14. The Company has revised the disclosure as requested by the Commission.
15. The Company has revised the risk factor as requested by the Commission.
16. The Company has revised the risk factor as requested by the Commission.
17. The Company has revised the risk factor as requested by the Commission.
18. The Company has revised the risk factor as requested by the Commission.
19. The following three selling stockholders are affiliates of broker-dealers: Anasazi Partners II, LLC (“Anasazi”), Cimorolo Partners, LLC (“Cimorolo”) and Christopher P. Baker (“Baker”). Each of Anasazi and Cimorolo are controlled by Baker. The Company does not believe that the resale of securities by the above-referenced selling stockholders is an indirect primary offering. Each of the above-referenced selling stockholders acquired its securities in connection with the second closing of the private placement, which occurred on April 20, 2009. None of the above-referenced selling stockholders has any relationship with the Company. Anasazi purchased a debenture in the principal amount of $10,000 and a warrant to

June 26, 2009

purchase 38,462 shares of the Company’s common stock. Cimorolo purchased a debenture in the principal amount of $20,000 and a warrant to purchase 76,923 shares of the Company’s common stock. Baker purchased a debenture in the principal amount of $20,000 and a warrant to purchase 76,923 shares of the Company’s common stock. None of the above-referenced selling stockholders is in the business of underwriting securities and, under all of the circumstances, it does not appear that any of such selling stockholders is acting as a conduit for the Company.
20. The Company has revised the footnotes to the table of selling stockholders as requested by the Commission.
21. The Company has revised the Use of Proceeds disclosure as requested by the Commission.
22. The Company has revised the Liquidity and Capital Resources disclosure as requested by the Commission.
23. The Company has complied with this comment.
24. The Company has revised the Prospectus Back Cover Page disclosure as requested by the Commission.
25. The Credit Agreement, dated May 27, 2005, was originally filed by the Company as Exhibit 10.27 of Form S-1/A on July 9, 2008. The Company has re-filed the Credit Agreement, including all exhibits and schedules thereto, with Amendment No. 1. In future filings, the Company will file all material agreements in their entirety, including schedules, exhibits, appendices and annexes.
26. The Guarantee and Security Agreement, dated September 6, 2006 has been filed with Amendment No.1.
27. The financial statements have been updated to comply with Rule 8-08.
28. A currently dated consent from the independent registered public accounting firm is included in Amendment No. 1.
29. Armstrong Teasdale LLP, a firm admitted to practice in Nevada, has issued this opinion.
30. Please see our response to Comment Number 29.

June 26, 2009

Please see the attached marked version of the Registration Statement reflecting the changes discussed above. Please do not hesitate to call me if you have further questions regarding the Company’s amended Registration Statement.
Sincerely,
/s/ Richard A. Krantz
Richard A. Krantz
Enclosure
Copy to: Irma Norton, UFood Restaurant Group, Inc.